FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  November


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




Media Information

15 November 2004

BG Group agrees to acquire Norway interests from Paladin Resources plc

BG Group has reached agreement with Paladin Resources plc to acquire, for US$ 2 million, a proportion of Paladin's interests in three licence areas in the Norwegian North Sea.

The blocks lie adjacent to the UK-Norwegian median line immediately north of the BG 100% owned and operated PL297 Blocks 1/2, 1/5 and 1/6 located in the Central Graben area of the Norwegian North Sea.

Under the arrangement, BG will acquire an initial 30 per cent in PL 143, 20 per cent in PL 143CS and 20 per cent in PL 298. In addition, BG will acquire a further 10 per cent of PL 143 dependent on future exploration activity.

The effective date for the transaction is 1 July 2004. The transaction is subject to the approval of the Norwegian National Petroleum Directorate and the Ministry of Petroleum and Energy. Completion is expected in the first quarter of 2005.

                                     -ends-

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.

Notes to Editors:

BG Group plc works across the spectrum of the gas chain. Active on five continents in some 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power. BG is a significant holder of hydrocarbon reserves on the UK Continental Shelf, where it operates the Blake and Armada fields, as well as fields in the Easington Catchment Area.

In December 2003, BG was selected for the operatorship - and 100 per cent ownership - of Blocks 1/2, 1/5 and 1/6 in Norway's first Predefined Areas licensing round. Seismic was shot over the blocks in 2004, and the drilling programme will begin in 2006. In June 2004, BG was also awarded interests in two licenses in the 18th Norwegian offshore licensing round. These comprised 30 per cent of Blocks 6504/1 (part block), 6504/2, 6504/4 and 6504/5 (operated by ENI) and 30 per cent of Blocks 6503/9, 6504/7 and 6504/11 (operated by ChevronTexaco). In August 2004, BG also announced that it has had signed a Sale and Purchase Agreement with Lundin Petroleum AB, under which it acquired a 60 per cent interest in Lundin's 100 per cent owned licence PL 292 in the Central Norwegian North Sea , with an option to acquire a further 10 per cent interest.


Enquiries:

Communications

Chris Carter/Jonathan Miller
+44 (0) 118 929 2597/3188

Out of hours media pager:

+ 44 (0)7659 150 428

Investor Relations

Chris Lloyd/Brian McCleery/Helen Parris/Kate Bingham
+44 (0) 118 929 3025


Website: www.bg-group.com

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 15 November 2004                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary